Giordano, Halleran & Ciesla
A Professional Corporation

Attorneys At Law

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Post Office Box 190
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(732) 741-3900
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DIRECT DIAL NUMBER	DIRECT EMAIL	CLIENT/MATTER NO.
(732) 219-5483	pforlenza@ghclaw.com	14624/0002

July 18, 2008

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549-7010
Attention: Mellissa Campbell Duru

RE:	Visual Management Systems, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 20, 2007
File No. 333-148309

Current Report on Form 8-K
Filed January 30, 2008
File No. 333-133936

Ladies and Gentlemen:

On behalf of Visual Management Systems, Inc. (the “Company” or “VMS”), this letter sets forth the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in its comment letter dated March 5, 2008 with respect to the Registration Statement and other documents referenced above.

The applicable comments and responses are set forth below. The comment numbers correspond to the comment numbers set forth in the March 5, 2008 letter issued by the Staff.

Securities and Exchange Commission
July 18, 2008

General

1.	We note your response to prior comment 10, and await the filing of the Placement Agent Agreement with Kuhn Brothers, Inc. in the next amendment.

Response – The Placement Agent Agreement was filed with the Securities Exchange Commission as Exhibit No. 10.13 to the Company’s Report on Form 10-K for the fiscal year ended December 31, 2007 and incorporated by reference in the Registration Statement.

2.
We note the addition of shares underlying Series A Preferred Stock and convertible notes. Please provide clarification in the footnotes to the table as to why such shares are being issued and the method by which the total amount being registered was calculated. In this regard, we note the terms of the registration rights agreement with Series A Preferred Stock holders. To the extent the penalty provisions have been triggered, please include disclosure, through the most recent practicable date, of the amount of additional share issuances that the company must make pursuant to the terms of the registration rights agreement.

Response – The additional shares underlying the Series A Preferred Stock and convertible notes were added after the Company determined that the conversion price of the Series A Preferred Stock and convertible notes had been adjusted to $.40 as a result of anti-dilution provisions (rather than $.50 as had been previously disclosed).

As a result of discussions with the Staff with respect to Comment 4 below, shares underlying the Series Preferred Stock and convertible notes are no longer being registered.

Disclosure with respect to potential share issuances is included on page 2 of Amendment No. 2.

3.	Please update your financial statements as required by Rule 3-12 of Regulation S-X.

Response – Financial statements as of and for the periods ended December 31, 2007 and March 31, 2008 have been included in Amendment No. 2.

4.
We note that you are registering the sale of 26,679,200 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). As such, you must file a registration statement for the “resale” offering at the time of each conversion or exercise. You must register each transaction on the form you are eligible to use to register the transaction as a primary offering. At the time you file such registration statement(s), you must identify the selling shareholders as underwriters and include the price at which the underwriters will sell the securities.

Securities and Exchange Commission
July 18, 2008

Response – After discussions with the Staff, the Company has reduced the number of shares being registered to 898,600 shares, which represent approximately 11.2% of the total number of shares of the Company’s common stock currently outstanding. As a result, we respectfully submit that we believe that the proposed offering by the selling stockholders does not constitute a primary offering.

Form 8-K/A filed on January 30, 2008

5.
Based on our review of your pro forma adjustment (1), it is unclear how you concluded that Common Stock and APIC should be adjusted for the same amount, $22,781. It is our understanding that then a private operating company enters into a recapitalization with the public shell company the components of shareholders equity are often impacted as noted below:

•
Historical stockholders’ equity of the operating company prior to the merger is retroactively restated (a recapitalization) to the beginning of the earliest period presented for the equivalent number of shares issued in the merger after giving effect to any difference in par value of the entities’ stock with an offset to paid in capital.

•	Retained earnings (deficiency) of the operating company is carried forward as the new entity’s opening balance with an offset to paid in capital.

•	Retained earnings (deficiency) and APIC of the public shell (Wildon Productions, Inc.) is eliminated with an offset to paid in capital.

Response – On June 17, 2008, the Company filed a Form 8-K/A which, among other things, revised the pro forma information in accordance with the above comment.

If you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (732) 741-3900.

Very truly yours,

PHILIP D. FORLENZA